EXHIBIT 99.1

Ormen Lange PDO and Langeled PIO submitted to the Ministry

Oslo (2003-12-04): Norsk Hydro - with unanimous participant support in the Ormen Lange license and the Langeled Joint Venture - has submitted the Plan for Development and Operation (PDO) for field development and the Plan for Installation and Operation (PIO) for the transport system to the Norwegian Ministry of Petroleum and Energy.

The Ormen Lange field, discovered by Norsk Hydro in 1997, is located in the Norwegian Sea, 100 km o f the northwest coast off Norway. The water depth is 850 to 1,100 metres, making Ormen Lange the first real development in Norway in these water depths. With recoverable gas estimated at 397 billion Sm3 and 28.5 million Sm3 of condensate, Ormen Lange is the second-largest gas field in Norway. Nyhamna, on the west coast of Norway, has been selected as the site for an onshore processing plant. From Nyhamna, the gas will be exported in a new pipeline via the Sleipner riser platform in the North Sea to Easington on the east coast of England.

The total investment cost for the Ormen Lange project development, from reservoir to market, is estimated at NOK approx. 66 billion (2003) . approx. 46.5 billion NOK for the field development and approx. 19.5 billion NOK for the transport system. The major part of the investments will take place in 2005 and 2006.

The development plan for the Ormen Lange field offers improved economics when compared with the concept selection basis of a year ago, even though the investment level has increased. This is due to an increase in recoverable reserves, increased production level, higher processing capacity, higher transport capacity and more flexibility in the proposed concept.

Ormen Lange is planned as a subsea development producing directly to Nyhamna for well stream processing, gas compression and condensate offloading to tankers. The annual gas export plateau will be approximately 21 billion Sm3 and the daily export capacity up to 70 million Sm3.

To maintain production when reservoir pressure declines, an offshore compression facility is planned for installation on the field with a planned start-up date in 2016. However, a subsea compression solution will be evaluated, in parallel, as a cos t-effective alternative to a compression platform.

The PDO includes two main subprojects:
- Offshore production system
- Onshore plant at Nyhamna

Partners in the Ormen Lange field are:

+-------------------------------------------------------------------+
| Norsk Hydro ASA      |    18.0728% (operator for the development |
|                      |                                     phase) |
|----------------------+--------------------------------------------|
| A/S Norske Shell     |     17.0375% (operator for the production |
|                      |                                     phase) |
|----------------------+--------------------------------------------|
| Petoro AS            |                                   36.475% |
|----------------------+--------------------------------------------|
| Statoil ASA          |                                  10.8441% |
|----------------------+--------------------------------------------|
| BP Norge AS          |                                  10.3420% |
|----------------------+--------------------------------------------|
| Esso Exploration and |                                            |
| Production Norway AS |                                   7.2286% |
+-------------------------------------------------------------------+

Hydro is operator for the planning and development phase. Shell will take over as operator when Ormen Lange comes on-stream in October 2007. Shell will also be responsible for drilling of the production wells.

Subject to the Norwegian Parliament.s (Stortinget) approval of the plans, construction work at Nyhamna will start in April 2004.

Langeled The Langeled joint venture, comprising Ormen Lange owners, ConocoPhillips and Gassco, has been established to construct, operate and own the transportation system from Nyhamna to Easington. The planned Langeled Transportation System has a total pipeline length of approximately 1,200 km. It will be the longest subsea gas pipeline system in the world. The southern part of the Transportation System will be operational to transport other Norwegian natural gas in October 2006. The northern leg will be operational in October 2007 when the Ormen Lange field comes on-stream.

The Transportation System as outlined in the PIO includes:
- Northern pipeline, 42. diameter from Nyhamna to the Sleipner riser platform
- Subsea valve station in the Sleipner area, risers and modifications on the Sleipner Riser Platform
- Southern pipeline, 44. diameter from Sleipner to Easington, England
- Terminal Easington

Hydro is operator of Langeled in the planning and development phase. The operator will organise a common project for execution of the transportation system and the field development to secure the integrity of the Ormen Lange project from reservoir to market. The plan is to include Langeled into Gassled. Gassco will take over operation of Langeled as from start of operations.

Statoil has the management of the gas export pipeline project in cooperation with Hydro.The project organization will be staffed with personnel from both Statoil and Hydro.

The participating interests in Langeled Joint Venture are:
Norsk Hydro ASA                            17.553% (operator for the
                                                   development phase)
Gassco AS                            0% (operator for the production
                                                               phase)
Petoro AS                                                    32.716%
A/S Norske Shell                                             16.585%
Statoil ASA                                                  14.947%
BP Norge AS                                                  10.498%
Esso Exploration and Production
Norway AS                                                     6.922%
ConocoPhillips                                                0.779%

Ormen Lange will increase Norwegian gas export by 25% to more than 100 billion Sm3 per year and make Norway the third largest gas exporter in the world.

The Ormen Lange development is the single largest project in Norway. It represents a substantial part of all offshore investments in Norway during the next four years. As many as 16,000 people will be employed directly and indirectly by the Ormen Lange development, including 1,700 working at the Nyhamna site.

The project and operation will be performed according to high health, environment and safety standards.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro.s earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro.s website (www.hydro.com).

Contacts:

Bengt Lie-Hansen
+47 22538457
+47 91391473
bengt.lie.hansen@hydro.com

Kama Holte Strand
+47 2253 8115
+47 917 28 838
Kama.Holte.Strand@hydro.com

Hydro ASA  Norsk
Oil and Energy
N-0246 OSLO
Norway
Telephone: (+47) 22 53 81 05
Fax: (+47) 22 53 85 53
www.hydrooilandenergy.com